Banco Bradesco S.A.
						Exhibit 7.1

Dividends per share	December 31,
	2017		2016		2015
	Preferred	Common	Preferred	Common	Preferred	Common

Actual dividends declared (in thousand of reais)	3,765,539	3,438,805	4,010,342	3,663,019	3,470,630	3,167,831
Weighted average number of shares outstanding	3,035,625,046	3,049,991,167	3,035,625,046	3,049,991,167	3,037,916,900	3,050,156,412
Dividends per share	R$ 1.24	R$ 1.13	R$ 1.32	R$ 1.20	R$ 1.14	R$ 1.03